Mail Stop 3561

January 29, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Timothy J. Cope
Chief Financial Officer
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305

  Re: Lakes Entertainment, Inc.
     Form 10-K for the year ended December 28, 2008
     Filed March 13, 2009
     File No. 000-24993

Dear Mr. Cope:

   We have reviewed your response letter dated January 15, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-Q for the Quarter Ended September 27, 2009</u>

<u>Note 8. Other Long Term Assets Related to Indian Casino Projects</u>

1. We note from your response to our prior comment 8 that because the agreements were executed for the purpose of the management contract acquisition, you are recording the obligations as additional costs of contract rights classified as intangible assets. However, we continue to question the appropriateness of the amount as an intangible asset rather than an expense such as compensation expense. Please explain to us in further detail why you believe these payments are appropriately classified as intangible assets. Include in your response specific references to the accounting literature relied upon in your conclusions.

Note 16. Subsequent Event

2. With respect to Penn Ventures, we note from your response to our prior comment number 11 that subsequent to your reimbursement of Phase I costs the Company has the option to A) acquire a percentage interest in the project through future capital contributions to the project (excluding the $1.9 million previously contributed) or B) contribute no additional money and the Company will receive an equity position equal to the percentage of the Phase I costs to the total equity invested by all parties in the project. However, the Joint Funding Arrangement, provided as an exhibit to your Form 8-K filed on November 4, 2009, states that should you elect the option "to acquire a percentage interest in the project through future capital contribution, the percentage interested is based upon the pro rata share of Phase 1 costs that were *actually* reimbursed by LEI…" In this regard, it is unclear to us why you believe the $1.9 million paid by the Company should be excluded from LEI contributions and expensed for the quarter ended January 3, 2010 or that as of January 3, 2010 the Company does not have an equity interest in Penn Ventures given your known intent to contribute additional funds to the Project and acquire an interest in the project. We may have further comment upon receipt of your response.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(952) 449-7064